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Lamar Wilson

Founder at Sunjoined

Lexington, Kentucky Area · 500+ connections · **Contact info**

 **Sunjoined**

University of Kentucky

Experience



Founder

Sunjoined

Feb 2019 – Present · 6 mos

Kentucky

Sunjoined is a multi-state network of some of the best Hemp cultivators, processors, and distributors in the United States. We focus on establishing standards within the network to establish the growth and distribution of reliable, quality, hemp materials. These standards also create a foundation for processors to build their business on.



Head of Vision and Decision

Hijro Network

Mar 2015 – Feb 2019 · 4 yrs

Lexington, Kentucky Area

As Head of Vision and Decision for Hijro (formerly known as fluent), Lamar handled all CEO and CTO duties. He invented the process of using blockchain technology to solve inefficiencies with in the open account financial trade markets. He raised two rounds of funds from the likes of 500 Startups, Tim Draper, and Cross Cut Ventures. He also handles day to day op... See more

 Guide to blockchain for trade finance – part 1



Love Will Inc.

8 yrs 2 mos



CETO, Co-founder

Jan 2014 – Feb 2019 · 5 yrs 2 mos

Lexington, Kentucky Area

Oversees the overall vision and direction for Love Will, operationally and technically. Love Will creates solutions for the cryptocurrency market.

 Hijro Network



Co Founder

Jan 2011 – Dec 2013 · 3 yrs

Pheeva is a rewards platform for casual games.

Co-Founder

The Ignite Project

Jan 2010 – Apr 2017 · 7 yrs 4 mos

Create programming and events for entrepreneurs and tech enthusiasts in the underprivileged

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and 2010 Will Inc have grown into Silicon Valley funded operations all from a little ol... **See more**

Co-Founder
212ths LLC

Jan 2010 – Feb 2016 · 6 yrs 2 mos

212ths builds intuitive custom applications for enterprises. 212ths design first approach, allows for the creation of easy to use, state of the art business applications. These applications increase productivity and work process efficiencies, while staying incredibly flexible and joyous to use.

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Education

University of Kentucky
B.B.A, Finance

1997 – 2002

Activities and Societies: Dean's List, Departmental Honors, Horsemen Social Organization, William C Parker Scholarship

Skills & Endorsements

Entrepreneurship · 99+

Endorsed by **Michael Sassano and 6 others who are highly skilled at this**

Endorsed by **3 of Lamar's colleagues at Hijro**

Start-ups · 99+

Endorsed by **David A. Johnston and 3 others who are highly skilled at this**

Endorsed by **3 of Lamar's colleagues at Hijro**

Web Development · 96

Endorsed by **Marcelo Eden Siqueira and 1 other who is highly skilled at this**

Endorsed by **2 of Lamar's colleagues at Hijro**

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Recommendations

Received (0)   **Given (1)**

Matt Oatley
I'm your brilliantly bearded designer, developer, hacker and handyman.

March 13, 2012, Lamar was a client of Matt's

Matt is an exceptional graphic artist and web designer. He's creativity and work ethic allows for an enjoyable working relationship. If you are looking for an experienced designer to add a higher level of design to your projects, Matt is the man for the job.



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